UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 4)

BIDZ.COM, INC.

(Name of the Issuer)

Bidz.com, Inc.

Glendon Group, Inc.

Saied Aframian

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

8883T200

(CUSIP Number of Class of Securities)

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Aaron A. Grunfeld

Law Offices of Aaron A. Grunfeld

1100 Glendon Avenue, Suite 850

Los Angeles, California

This statement is filed in connection with (check the appropriate box):

(a)  ☒   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)  ☐   The filing of a registration statement under the Securities Act of 1933.

(c)  ☐   A tender offer.

(d)  ☐   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of Filing Fee(2)(3)
$14,285,015.16	$1,948.48

(1)   For purposes of calculating the amount of the filing fee only.

(2)   The filing fee was determined based upon the product of (A) 18,314,122 shares of Common Stock multiplied by (B) $0.78 per share.  In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying .00011460 by the product of the preceding sentence.

(3)   Previously Paid

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$1,948.48

Form or Registration No.:	Schedule 14A – Preliminary Proxy Statement

Filing Party:	BIDZ.com, Inc.

Date Filed:	June 22, 2012

Introduction

On November 26, 2013 (i) Bidz.com, Inc., a Delaware corporation (“Bidz,” or the “Company”), the issuer of the common stock, par value $0.001 per share (the “Company Common Stock”) that is subject to the Rule 13e-3 transaction; (ii) Glendon Group, Inc., a Delaware corporation (“Parent”), (iii) Bidz Acquisition Company, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”), (iv)Kia Jam, the Chief Executive Officer of Parent and of Merger Subsidiary; (v) David Zinberg, Chief Executive Officer of the Company (“David Z.”),(vi) Marina Zinberg (“Marina Z.”); and Saied Aframian (“S. Aframian” and together with David Z., Marina Z., the Company, Parent, Merger Subsidiary, and Kia Jam the “Filing Parties” and each a “Filing Party” or “Filing Person” and collectively “Filing Persons”) filed with the Securities and Exchange Commission (the “SEC”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 3 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3” or “Transaction Statement”) This statement on Schedule 13E-3 is being filed by the undersigned Filing Parties with reference to the following.

As previously disclosed, on May 17, 2012, Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Parent, and Merger Subsidiary pursuant to which Merger Subsidiary would merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, the Merger Agreement was required to be adopted by the affirmative vote of (i) holders of a majority of the outstanding shares of the Company’s common stock entitled to vote thereon, and (ii) holders of a majority of the outstanding shares of the Company’s common stock held by unaffiliated stockholders.

At the Annual Meeting of Stockholders of the Company held on September 27, 2012, the Company’s stockholders approved and adopted the Merger Agreement by the requisite vote.

On November 26, 2012 (the “effective time”), in accordance with the Merger Agreement and upon the filing of a Certificate of Merger pursuant to the requirements of the Delaware General Corporation Law, Merger Subsidiary merged with and into the Company, with the Company continuing as the surviving corporation of the Merger and becoming a wholly-owned subsidiary of Parent.

This Post Merger filing of the Transaction Statement relates to additional information being supplied by S. Aframian as noted further below.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Item 15.       Additional Information.

On September 27, 2012 the Company held its annual meeting of stockholders. At the annual meeting the Company’s stockholders voted to adopt the Merger Agreement by the required vote. See the Company’s current reports on Form 8-K as filed with the SEC on October 2, 2012 and November 26, 2012 incorporated by reference herein.

On November 26, 2012, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. Upon the Merger, Bidz became a wholly owned subsidiary of Parent and the separate corporate existence of Merger Subsidiary ceased.

Under the rules governing “going-private” transactions, Glendon Group, Merger Subsidiary, Kia Jam and David and Marina Zinberg, and Saied Aframian are required to express their beliefs as to the substantive and procedural fairness of the merger to the Company’s stockholders. Glendon Group, Merger Subsidiary, Kia Jam and David and Marina Zinberg have made and affirmed such statements, set forth in the definitive Proxy Statement on Schedule 14A, as filed with the SEC on August 28, 2012 (the “Proxy Statement”), solely for the purposes of complying with the requirements of Rule 13e-3 and related rules promulgated under the Securities Exchange Act of 1934, as amended.

S. Aframian joins in the views and opinions previously expressed by Glendon Group, Merger Subsidiary, Kia Jam and David and Marina Zinberg and affirms his belief that the interests of the Company’s unaffiliated stockholders were represented by the Special Committee, which negotiated the terms and conditions of the merger agreement, with the assistance of the Special

Committee’s independent financial and legal advisors. Joining in the views and opinions previously expressed by Glendon Group, Merger Subsidiary, Kia Jam and David and Marina Zinberg, S. Aframian, finds the conclusions of the Special Committee and the Board of Directors persuasive as to the substantive and procedural fairness of the merger to the Company’s unaffiliated stockholders. For a further description of these factors and considerations, see the section of the Proxy Statement entitled “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors” incorporated herein by this reference.

Along with Glendon Group, Merger Subsidiary and Kia Jam, S. Aframian believes that the merger is substantively and procedurally fair to all of the Company’s unaffiliated stockholders on the basis of the factors described in the Proxy Statement  and below. However, like Glendon Group, Merger Subsidiary and Kia Jam, S. Aframian has not performed, nor has he engaged a financial advisor to perform, any valuation or other analysis for the purposes of assessing the substantive and procedural fairness of the merger to the unaffiliated stockholders.

In forming his belief that the merger is substantively fair to the unaffiliated stockholders, S. Aframian, like Glendon Group, Merger Subsidiary and Kia Jam, was aware of the material positive and other factors described within the Proxy Statement. Along with Glendon Group, Merger Subsidiary and Kia Jam, S. Aframian believes that the merger is procedurally fair based in part on the terms negotiated by the Special Committee of independent directors, in conjunction with its legal and financial advisers. These terms included, among others, a significant cash premium over trading prices in the eight months prior to the announcement of the merger transaction, the right to conduct a “go shop” process, appraisal rights, and approval by a “majority of the minority” stockholders. In this regard, S. Aframian further joins Glendon Group, Merger Subsidiary and Kia Jam in noting that the use of a Special Committee of independent directors to negotiate and oversee a sale process is a recognized mechanism designed to accomplish, although it will not necessarily ensure, procedural fairness.

Item 16.Exhibits.

Exhibit Number	Description

(a)(1)(i)	Proxy Statement on Schedule 14A as filed with the SEC on August 27, 2012 (the “Proxy Statement”) (incorporated herein by reference).

(a)(1)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(1)(iii)

Press release issued by the Company on May 17, 2012 announcing the signing of the Merger Agreement (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on May 18, 2012).

(a)(1)(iv)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the SEC on November 9, 2012, which is incorporated herein by reference.

(a)(1)(v)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 2, 2012, which is incorporated herein by reference.

(a)(1)(vi)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 4, 2012, which is incorporated herein by reference.

(a)(1)(vii)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 11, 2012, which is incorporated herein by reference.

(a)(1)(viii)	Current Report on Form 8-K as filed with the SEC on October 16, 2012, which is incorporated herein by reference.

(a)(1)(ix)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on November 7, 2012, which is incorporated herein by reference.

(a)(1)(x)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on November 26, 2012 which is incorporated herein by reference.

(c)(1)	Opinion of Imperial Capital, LLC (“Imperial”) to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)	Presentation by Imperial to the Special Committee of the Board of Directors of the Company, dated May 17, 2012. **

(d)(1)	Share Delivery Agreement, dated as of June 19, 2012, by and between David Z., Marina Z. and Parent.*

(d)(2)	Voting Agreement, dated as of May 17, 2012, by and among Parent, David Z. and Marina Z.*

(d)(3)	Contribution Agreement, dated as of May 17, 2012, by and between David Z., Marina Z. and Parent.*

(d)(4)	Equity Commitment Letter, dated May 17, 2012, between Weston Capital Management LLC, Weston Capital Partners Master Fund III LTD, Parent, Merger Subsidiary and the Company.**

(d)(5)	Guarantee, dated as of May 17, 2012, by Weston Capital Management LLC and Weston Capital Partners Master Fund III LTD, in favor of the Company.**

(d)(6)	Amended and Restated Contribution Agreement, dated as of November 21, 2012, by and among David Z., Marina Z., Sam Aframian, and Parent.***

(d)(7)	Agreement and Plan of Merger, dated as of May 17, 2012, by and among Parent, Merger Subsidiary and the Company, incorporated herein by reference to Annex A to the Proxy Statement.

(f)	Section 262 of the General Corporation Law of the State of Delaware - Appraisal Rights (incorporated herein by reference to Annex C to the Proxy Statement).

*	Previously filed on June 22, 2012
**	Previously filed on July 27, 2012
***	Previously filed on November 21, 2012

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true and correct.

February 20, 2013

BIDZ.com, Inc.
a Delaware corporation

By:	/s/ Kia Jam
Name:	Kia Jam
Title:	Chairman of the Board and Secretary

Glendon Group, Inc.
a Delaware corporation

By:	/s/ Kia Jam
Name:	Kia Jam
Title:	Chief Executive Officer

/s/ Saied Aframian
Saied Aframian

EXHIBIT INDEX

(a)(1)(i)	Proxy Statement on Schedule 14A as filed with the SEC on August 27, 2012 (the “Proxy Statement”) (incorporated herein by reference).

(a)(1)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(1)(iii)

Press release issued by the Company on May 17, 2012 announcing the signing of the Merger Agreement (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on May 18, 2012).

(a)(1)(iv)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the SEC on November 9, 2012, which is incorporated herein by reference.

(a)(1)(v)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 2, 2012, which is incorporated herein by reference.

(a)(1)(vi)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 4, 2012, which is incorporated herein by reference.

(a)(1)(vii)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 11, 2012, which is incorporated herein by reference.

(a)(1)(viii)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 16, 2012, which is incorporated herein by reference.

(a)(1)(ix)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on November 7, 2012, which is incorporated herein by reference.

(a)(1)(x)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on November 26, 2012 which is incorporated herein by reference.

(c)(1)	Opinion of Imperial Capital, LLC (“Imperial”) to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)	Presentation by Imperial to the Special Committee of the Board of Directors of the Company, dated May 17, 2012. **

(d)(1)	Share Delivery Agreement, dated as of June 19, 2012, by and between David Z., Marina Z. and Parent.*

(d)(2)	Voting Agreement, dated as of May 17, 2012, by and among Parent, David Z. and Marina Z.*

(d)(3)	Contribution Agreement, dated as of May 17, 2012, by and between David Z., Marina Z. and Parent.*

(d)(4)	Equity Commitment Letter, dated May 17, 2012, between Weston Capital Management LLC, Weston Capital Partners Master Fund III LTD, Parent, Merger Subsidiary and the Company.**

(d)(5)	Guarantee, dated as of May 17, 2012, by Weston Capital Management LLC and Weston Capital Partners Master Fund III LTD, in favor of the Company.**

(d)(6)	Amended and Restated Contribution Agreement, dated as of November , 2012, by and among David Z., Marina Z., Sam Aframian, and Parent.***

(d)(7)	Agreement and Plan of Merger, dated as of May 17, 2012, by and among Parent, Merger Subsidiary and the Company, incorporated herein by reference to Annex A to the Proxy Statement.

(f)	Section 262 of the General Corporation Law of the State of Delaware - Appraisal Rights (incorporated herein by reference to Annex C to the Proxy Statement).

*	Previously filed on June 22, 2012
**	Previously filed on July 27, 2012
***	Previously filed on November 21, 2012